[LETTERHEAD OF STONE ENERGY CORPORATION]
October 18, 2011
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: H. Roger Schwall

Re:	Stone Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 3, 2011 File No. 1-12074
Dear Mr. Schwall:
     Set forth below are the responses of Stone Energy Corporation, a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 13, 2011, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Commission on March 3, 2011.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
Risk Factors, page 9
Our industry experiences numerous operating risks, page 14
1.	We note your responses to the comments from our letter dated August 8, 2011 as well as your disclosure on page 7 regarding hydraulic fracturing. If material, please expand this risk factor to also address the specific operational and financial risks associated with hydraulic fracturing, such as underground

Securities and Exchange Commission October 18, 2011 Page 2
migration and surface spillage or mishandling of fluids, including chemical additives.

Response: We have reviewed the Staff’s comment and the Company’s current disclosures, and in our opinion, there is nothing material to add to the Company’s current disclosures regarding our hydraulic fracturing operations. We will continue to assess this potential risk factor in light of your comments and will update or expand our disclosures, if necessary or advisable, in our 2011 Form 10-K.
Closing Comments
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me at (337) 237-0410.

Sincerely, STONE ENERGY CORPORATION
By:	/s/ Kenneth H. Beer
Kenneth H. Beer
Executive Vice President and Chief Financial Officer